

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 13, 2010

Eitan Livneh
Chief Executive Officer
Magal Security Systems Ltd.
P.O. Box 70
Industrial Zone, Yahud
56100 Israel

> **Re:** **Magal Security Systems Ltd.**
> **Form 20-F for the Year Ended December 31, 2009**
> **Filed May 3, 2010**
> **File Number 000-21388**

Dear Mr. Livneh:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director